Mail Stop 6010

June 12, 2006

Jay Sargeant
President and Chief Executive Officer
EYI Industries Inc.
7865 Edmonds Street
Burnaby, BC
Canada V3N 1B9

Re: **EYI Industries Inc.**
Registration Statement on Form SB-2
File Number 333-134796

Dear Mr. Sargeant:

This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below. We will make no further review of this filing.

Reference hereby is made to your discussion of the secured convertible debenture agreement with Cornell Capital Partners, Taib Bank, B.S.C., and Certain Wealth, Ltd. for the amount of $4.5 million. It is our understanding that pursuant to this agreement, you issued convertible debentures in the principal amount of $1.5 million on April 24, 2006. It is also our understanding that two days prior to the filing of this registration statement you were to issue an additional $1.5 million of convertible debenture to the entities. Your document does not indicate whether this second installment of convertible debenture was made or if you received any proceeds from the entities under the agreement. If you did issue the second installment of $1.5 million of convertible debentures, please revise your document to include that information. If you have not issued the second installment of convertible debentures, please supplementally explain to us why you did not and why you believe the sale of the convertible debentures constitutes a completed section 4(2) placement. We may have further comments upon reviewing your response.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Clayton E. Parker, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        201 South Biscayne Boulevard, Suite 2000
        Miami, Florida 33131